Exhibit 77(i)

Terms of New or Amended Securities

At the March 3, 2011 Board Meeting, the Board of Directors of ING Partners, Inc. (“IPI”) approved the renewal of the 12b-1 Plan fee waiver letter agreements under which ING Investments Distributor, LLC (“IID”) waives fees with respect to certain share classes of series of IPI. The 12b-1 Plan fee waiver letter agreements provide that IID will waive an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares and 0.05% per annum on the average daily net assets attributable to Class T shares. The 12b-1 Plan fee waiver letter agreements were renewed for an additional one-year period through May 1, 2012.